EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 333-18423, 333-88049 and 333-124774) on Form S-8 of Kennametal Inc. of our report dated June 14, 2018, with respect to the statements of net assets available for benefits of the Kennametal Thrift Plus Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the supplemental schedule of assets (held at end of year) as of December 31, 2017, appearing in this Annual Report on Form 11-K of the Kennametal Thrift Plus Plan for the year ended December 31, 2017.

/s/ Herbein + Company, Inc.
Herbein + Company, Inc.

Pittsburgh, Pennsylvania
June 14, 2018